EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The earnings to fixed charges ratio is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(in millions)
Earnings as defined for fixed charges calculation:
Pretax income from continuing operation	$363	$360	$317	$315	$288
Fixed charges	67	54	103	109	112

Total earnings	$430	$414	$420	$424	$400

Fixed charges:
Interest on debt, including capitalized portions	$65	$52	$101	$107	$111
Estimate of interest within rental expense	2	2	2	2	1

Total fixed charges	$67	$54	$103	$109	$112

Ratio of earnings to fixed charges	6.4	7.7	4.1	3.9	3.6